Filed by Schlumberger N.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ChampionX Corporation

Filer’s SEC File No.: 001-38441

Date: April 19, 2024

SLB First-Quarter 2024 Results Prepared Remarks

James R. McDonald—SVP of Investor Relations & Industry Affairs

Thank you, Leah.

Good morning, and welcome to the SLB, First Quarter 2024, Earnings Conference Call.

Today’s call is being hosted from Kuala Lumpur, following our Board meeting held earlier this week.

Joining us on the call are Olivier Le Peuch, Chief Executive Officer, and Stephane Biguet, Chief Financial Officer.

Before we begin, I would like to remind all participants that some of the statements we will be making today are forward-looking. These matters involve risks and uncertainties that could cause our results to differ materially from those projected in these statements. I therefore refer you to our latest 10-K filing and other SEC filings which can be found on our website. We are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Our comments today may also include non-GAAP financial measures. Additional details and reconciliation to the most directly comparable GAAP financial measures can be found in our first -quarter press release, which is on our website.

And finally, SLB and ChampionX will file materials related to the proposed transaction with the US Securities and Exchange Commission, including a registration statement that will contain a proxy statement/prospectus of the parties. Investors and security holders are urged to read those materials once they are available, which can be obtained from the SEC’s website and from the companies’ websites. SLB, ChampionX, their directors, executive officers, and certain members of management and their employees may be considered participants in the solicitation of proxies from their shareholders in connection with the proposed transaction. This will be described further in the proxy statement/prospectus when it is filed.

With that, I will turn the call over to Olivier.

Olivier Le Peuch—CEO

Thank you, James. Ladies and gentlemen, thank you for joining us on the call today. During my prepared remarks, I will discuss three topics.

I will begin by sharing an overview of our first quarter results; then, I will provide an update on the ongoing market dynamics and highlight areas where we anticipate opportunities for further growth; and finally, I will conclude with our outlook for the full year and the second quarter.

Stephane will then provide more details on our financial results, and we will open the line for your questions. Let’s begin.

First Quarter Performance

I’m very pleased with our strong start to 2024. Year-on-year, revenue grew 13% and EBITDA grew in the mid-teens, in line with our full-year financial ambitions. Additionally, we demonstrated the differentiated value we deliver to our customers, the impact of our continued capital discipline, and execution efficiency, by expanding year -on-year adjusted EBITDA margins for the 13th consecutive quarter.

Internationally, we harnessed broad-based activity growth, with 21 of our 25 international GeoUnits increasing revenue year on year. Even when excluding the Aker contribution, our international revenue grew by double digits. These impressive results were led by the Middle East & Asia, which exhibited remarkable growth of 29% compared to the same period a year ago.

Specifically in the Middle East and North Africa, year-on-year growth was supported by continued investments in long-cycle developments and capacity expansion projects, in both oil and gas, across Algeria, Egypt, Iraq, Libya, Qatar, Saudi Arabia, and the United Arab Emirates. And in Asia, we saw strong activity across the region led by offshore, notably in China, Indonesia, Malaysia, the Philippines, and India.

Meanwhile, in North America, activity remains soft due to weaker gas prices, sustained capital discipline, and the effects of ongoing market consolidation. The slower activity contributed to revenue in the region declining by 6% year on year.

Next, I will comment on the Divisions’ performance.

I was very proud to see the power of the Core Divisions continue to drive our performance this quarter. In particular, you may have seen the remarkable growth in Production Systems, supported by our OneSubsea joint venture, and in Reservoir Performance, led by increased stimulation, evaluation, and intervention services. Well Construction also delivered resilient growth. I was also pleased to see our Core margins visibly expand year-on-year, and I trust that this will continue as we remain focused on efficiency and value creation for our customers.

Turning to Digital & Integration, I continue to follow our performance very closely. Although we experienced the typical pattern of seasonally slower sales to start the year, digital still grew in the double digits year on year during the first quarter and we expect a visible uptick of digital sales throughout the rest of the year. This will be supported by increased customer adoption and a baseload of ongoing projects, as you can see from the quarterly highlights included in our press release this morning. For the full year, we maintain our ambition to grow our digital revenue in the high teens.

Overall, I am very pleased with this strong start to 2024. We will remain focused on the quality of our revenue, capital discipline, and execution efficiency to generate strong cash flows and shareholder returns throughout the year.

I want to thank the entire SLB team for delivering this first quarter performance. They continue to operate at a benchmark level for the industry, and I feel privileged to work with such a dedicated and talented team.

Further Growth Ahead

Next, let me shift into the ongoing market dynamics and how these are creating opportunities for our business.

We are in the midst of a unique oil and gas cycle, characterized by strong market fundamentals, growing demand, and an even deeper focus on energy security. As described on several occasions, this cycle continues to display breadth, resilience, and longevity- this is very much the case in the Asia region where we are hosting this call today.

In this context, there are certain priorities that are increasingly critical to our customers:

●	project life-cycle reduction, particularly in exploration & appraisal to accelerate time to first gas or first oil;
●	capital efficiency in the development phase to set new benchmarks in every basin;
●	step-changes in production and recovery for producing assets and for unconventional resources;
●	and finally, adoption of Digital & AI capabilities to transform operations and use of technology to abate emissions.

Against this backdrop, we continue to innovate with our customers, through the combination of integration, fit-for-basin technologies, and digital, focusing on unlocking value by delivering lower-cost and lower-carbon barrels.

In our Core oil and gas business, we are benefiting from these trends with our exposure to the fastest growing and most resilient markets. This cycle continues to be defined by broad growth across the international basins, and there is nowhere this is more evident than in the Middle East and global offshore markets.

In the Middle East, countries are investing to increase both oil and gas supplies through the end of the decade. The long-cycle nature of the investments provides further confidence in the durability of the cycle, and we look forward to continue working with our customers to deliver on these targets.

And offshore, many of the FIDs from the past few years have commenced, leading to broad-based activity across Asia, Africa, Latin America, and Europe. SLB has a strong foothold in each of these offshore regions, benefiting from our deep customer relationships, operational performance, and fit-for-basin solutions. Through our OneSubsea joint venture, we offer an unmatched pore-to-process offering throughout the fulllifecycle of offshore assets, and we continue to deliver on our substantial offshore backlog.

Now, looking at the priorities for producing assets today and tomorrow, we recognize the need to increase our exposure to the Production and Recovery market, including the more resilient OpEx spend, as operators work to offset natural decline, extend performance, and maximize the value of their assets.

Our acquisition of ChampionX will further evolve our portfolio to capture this opportunity with the addition of a leading production chemicals business and well-established artificial lift portfolio- with significant benefits to our customers in every producing basin in the world. This will be particularly visible in the offshore environment, which requires a higher intensity of production chemicals for flow assurance, reinforcing the long-cycle value of our offshore strategy.

Another notable trend in the market is the enhanced focus on emissions reduction and low-carbon energy. Our early investments in this space are beginning to deliver promising results, both in the Core through our Transition Technologies, and in our New Energy portfolio, notably in Carbon Capture and Sequestration.

CCS is one of the fastest-growing and most-immediate opportunities to reduce carbon emissions, and we are leveraging our domain expertise and deep knowledge of the subsurface to respond to an increased demand in our storage solutions. And at the same time, we are also expanding to address opportunities throughout the CCS value chain.

As you saw in our announcement a few weeks ago, we have entered into an agreement to combine our carbon capture business with Aker Carbon Capture and will own 80% of the combined entity. This is an exciting opportunity to bring together our complementary technology portfolios, leading process design expertise, and an established project delivery platform to innovate and deliver carbon capture technology solutions at an industrial scale.

Looking across our broad portfolio, it is clear that our three engines of growth, each with differentiated technologies and exciting project pipelines, are positioning us for continued performance across all time horizons. Supported by our strong international portfolio and our unique technology-driven approach to North America, we are truly making this investment cycle better for longer.

Full-Year and Second-Quarter Guidance

Finally, I will conclude with our outlook for the full year and the second quarter.

Based on the commentary I have just shared, the ongoing characteristics of the cycle, and our strong first quarter results, we remain confident in our full-year financial guidance, with strength in international activity offsetting slower growth in North America.

In particular, we anticipate the activity momentum in the international markets to continue, driven by increasing global demand and an even deeper focus on energy security. The relevance of oil and gas in the energy mix continues to support further investments in capacity expansion, particularly in the Middle East and in long-cycle projects across the global offshore markets, fully aligned with our international revenue ambitions. Additionally, we expect to realize further growth in the strengthening production and recovery market as operators work to maximize the efficiency and longevity of their producing assets. Altogether, this continues to present a very strong outlook for our business during 2024 and beyond.

Specific to the second quarter, we expect sequential revenue growth internationally in the mid-single digits and North America in the low-single digits. We also expect to expand adjusted EBITDA margins by 7 5 to 100bps. By Division,we expect sequential growth to be led by Digital & Integration, followed by Reservoir Performance, Production Systems, and Well Construction, all of which are rebounding from the conclusion of winter seasonality.

I will now turn the call over to Stephane.

Stephane Biguet—Executive VP and CFO

Thank you, Olivier. Good morning, ladies, and gentlemen.

First-quarter earnings per share excluding charges and credits was 7 5 cents. This represents an increase of 12 cents when compared to the first quarter of last year.

In addition, during the first quarter we recorded 1cent of merger and integration charges associated with our 2023 acquisition of the Aker subsea business.

Overall, our first-quarter revenue of $8.7 billion increased 12.6% year-on-year. Excluding the impact of the Aker subsea acquisition, revenue increased 6.5% when compared to the same quarter last year.

International revenue was up 18% year-on-year, and more than 10% when excluding the contribution from Aker, driven in particular by year-on-year growth of 29% in the Middle East & Asia.

North America revenue decreased 6% year-on-year primarily due to lower rig count in US land and the effect of lower gas pricing which impacted our APS project in Canada.

Company-wide adjusted EBITDA margin for the first quarter was 23.6%, up 51basis points year-on-year.

In absolute dollars, adjusted EBITDA increased 15% year on year. This is in line with our guidance for adjusted EBITDA to grow in the mid-teens for the full year of 2024.

Our pretax segment operating margin increased 95 basis points driven by strong incremental margins internationally.

Let me now go through the first-quarter results for each Division.

First-quarter Digital & Integration revenue of $953 million increased 7% year-on-year as Digital revenue experienced double-digit growth while APS revenue was flat.

Margins declined 300 basis points year-on-year to 26.6% due to the effects of higher APS amortization expense and lower commodity prices on our APS project in Canada.

Margins for the Digital and Integration Division are expected to improve in 02 and throughout the rest of the year as digital sales will increase sequentially, in line with the usual seasonal trend.

Reservoir Performance revenue of $1.7 billion increased 15% year on year due to strong stimulation activity, particularly in Middle East & Asia and offshore. Margins expanded 356 basis points as compared to the first quarter of last year to 19.7% driven by higher activity and improved pricing.

Well Construction revenue of $3.4 billion increased 3% year-on-year as International growth of 9% was largely offset by lower revenue in North America. Margins of 20.5% were essentially flat year-on-year.

Finally, Production Systems revenue of $2.8 billion increased 28% year-on-year. Excluding the effects of the acquired Aker subsea business, Production Systems revenue grew 6% driven by strong international sales.

Margins of 14.2% expanded 490 basis points year-on-year driven by a favorable activity mix, strong execution, and pricing improvements.

Now turning to our liquidity.

During the quarter, we generated $327 million of cash flow from operations. Free cash flow of negative $2 2 2 million, was slightly better than the same period last year. These cash flows reflect the seasonal effects of the payout of our annual employee incentives and lower cash collections following very strong receivable performance in the fourth quarter of last year.

Consistent with our historical trend, free cash flow is expected to be higher in the second quarter and to continue to increase in the third and fourth quarters.

Capital investments, inclusive of capex and investments in APS projects and exploration data were $549 million in the first quarter. For the full year, we are still expecting capital investments to be approximately $2.6 billion.

During the quarter we repurchased 5.4 million shares for a total purchase price of $270 million. As we disclosed a couple of weeks ago, we have raised our 2024 target for total returns of capital to shareholders from $2.5 billion to $3 billion. This $3 billion will be evenly split between dividends and share repurchases.

Lastly, we plan on filing our S-4 registration statement relating to the ChampionX acquisition in the next couple of weeks. The transaction will require the approval of ChampionX shareholders. During the period after ChampionX mails its proxy for the merger until its shareholder vote, we are required to suspend our share buyback program. While this will not impact our total share repurchases for the year of approximately $1.5 billion, it will potentially result in our buybacks being more heavily weighted towards the second half of the year.

I will now turn the conference call back to Olivier.

Olivier Le Peuch—CEO

Thank you, Stephane. Ladies and gentlemen, we are ready to open the floor for your questions.

Olivier Le Peuch—CEO

Ladies and gentlemen, to conclude today’s call, I would like to leave you with the following take-aways:

First, the global energy landscape remains very compelling for our business. Demand for energy is accelerating, and this is resulting in strong activity dynamics that are closely aligned with our three engines of growth. We will continue to innovate with customers across our Core, Digital, and New Energy to meet this demand in the years to come.

Second, SLB remains optimally positioned to harness the ongoing oil and gas cycle for further growth. We operate in the most resilient and fastest-growing markets internationally, and we have a unique portfolio of technologies and services that differentiate us in North America. Together, our unmatched footprint and offerings will continue to set us apart and drive our outperformance globally.

And third, after a strong start to 2024 and with clear visibility into the year ahead, we look forward to achieving our full-year financial ambitions and commitments to shareholders return.

This is an exciting time in the industry, and I am fully confident in our strategy for the future. I couldn’t hope for a better backdrop to continue delivering for our customers and shareholders.

With that, we will conclude this morning’s call. Thank you all for joining.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27 A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended.

Such forward-looking statements include statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of SLB and ChampionX, including expectations regarding outlook and all underlying assumptions, SLB’s and ChampionX’s objectives, plans and strategies, information relating to operating trends in markets where SLB and CharnpionX operate, statements that contain projections of results of operations or of financial condition, and all other statements other than statements of historical fact that address activities, events or developments that SLB or ChampionX intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” ‘‘guidance,” “expects,” “believes,’’ “anticipates,” “should,” “estimates,” “intends,” “plans,” “seeks,” “targets,” “may,” “can,” “believe,” ‘‘predict,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “.ambition,” “goal,” “scheduled,” “think,” “could,” “would,” “will,” “see,” “likely,” and other similar expressions or variations, but not all forward-looking statements include such words. These forward-looking statements involve known and unknown risks and uncertainties, and which may cause SLB’s or ChampionX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factor and risks that may impact future results and performance include, but are not limited to, those factors and risks described in Part I, “Item 1. Business”, “Item 1A. Risk Factors”, and “Item 7. Management’s Discussion and Analysis ot Financial Condition and Results of Operations” in SLB’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on ,January 24, 2024, and Part 1, “Item 1A. Risk Factors” in ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 6, 2024, and each of their respective, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

These include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX, including the possibility that ChampionX stockholders will not adopt the merger agreement in respect of the proposed transaction; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that cou!d give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including the adoption of the merger agreement in respect of the proposed transaction by ChampionX stockholders); other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and CharnpionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; changes in demand for SLB’s or ChampionX’s products and services; global market, political, and economic conditions, including in the countries in which SLB and ChampionX operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the extent of growth of the oilfield services market generally, including for chemical solutions in production and midstream operations; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; the impact of shifts in prices or margins of the products that SLB or ChampionX selis or services that SLB or ChampionX provides, including due to a shift towards lower margin products or services; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and snfety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; trends in crude oil and natural gas prices, including trends in chemical solutions across the oil and natural gas industries, that may affect the drilling and production activity, profitability and financial stability of SLB’s and ChampionX’s customers and therefore the demand for, and profitability of, their products and services; litigation and regulatory proceedings, including any pmceedings that may be instituted against SLB or ChampionX related to the proposed transaction; failure to effectively and timely address energy transitions that could adversely affect the businesses of SLB or ChampionX, results of operations, and cash flows of SLB or CrrampionX; and disruptions of SLB’s or ChampionX’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties, For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to SLB’s and ChampionX’s respective periodic reports and other filings with the SEC, including the risk factors identified in SLB’s and ChampionX’s Annual Reports on Form 10-K, respectively, and SLB’s and ChampionX’s subsequent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither SLB nor ChampionX undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Transaction with ChampionX and Where to Find It

In connection with the proposed transaction, SLB intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of ChampionX. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available} and other documents containing important information about SLB, ChampionX and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http:://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on championX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.

Participants in the Solicitation

SLB, ChampionX and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SLB, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SLB’s proxy statement for its 2024 Annual General Meeting of Stockholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000130817924000033/Islb2024_def14a.htm), which was filed with the SEC on February 22, 2024, including under the sections entitled “Director Compensation”, “Security Ownership by Management and Our Board”, “Compensation Discussion and Analysis”, “2023 Compensation Decisions and Results”, “Elements of 2023 Total Compensation”, “Long-Term Equity Incentive Awards”, “Executive Compensation Tables”, “Grams of Plan-Based Awards in 2023”, “Outstanding Equity Awards at Year-End 2023”, “Potential Payments Upon Termination or Change in Control” and “Pay vs. Performance Comparison”, and SLB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000095017024006884/slb-20231231.htm), which was filed with the SEC on January 24, 2024, includin[J under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensatim(, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Information about the directors and executive officers of ChampionX, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ChampionX’s proxy statement for its 2024 Annual Meeting of Shareholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/0001723089/000172308924000079/championx-20240401.htm), which was fi!ed with the SEC on April 3, 2024, including under the sections entitled “Executive Compensation Highlights”, “Director Compensation”, “2023 Director Compensation Table”, “Security Ownership of Certain Beneficial Owners and

Management”,’‘Compensation Discussion and Analysis”, “Key Compensation Overview for 2023’’, “Elements of Our Executive Compensation Program”, “Long-Term Equity Incentive Compensation, ‘‘Additional Executive Compensation Governance Considerations”, “Executive Compensation Tables”, “Potential Payments upon Termination or Change-in-Control”, “Pay-versus-Performance” and ChampionX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1723089/000172308924000011/championx-20231231.htm), which was filed with the SEC on February 6, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents from SLB or ChampionX using the sources indicated above.

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